UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

CRACKER BARREL OLD COUNTRY STORE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

22410J106
(CUSIP Number)

Sardar Biglari
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON Biglari Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,010,065
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,010,065
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,010,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 140,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 140,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON Steak n Shake Operations, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22410J106

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,010,065
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,010,065
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,010,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22410J106

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Biglari Holdings Inc., an Indiana corporation (“BH”), Biglari Capital Corp., a Texas corporation (“BCC”), The Lion Fund, L.P., a Delaware limited partnership (“Lion Fund”), Steak n Shake Operations, Inc., an Indiana corporation (“Steak n Shake”), and Sardar Biglari.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Sardar Biglari is the Chairman and Chief Executive Officer of BH and has investment discretion over the securities owned by BH.  By virtue of this relationship, Sardar Biglari may be deemed to beneficially own the Shares owned directly by BH.

BCC is the general partner of the Lion Fund.  BCC is a wholly-owned subsidiary of BH.  Sardar Biglari is the Chairman and Chief Executive Officer of each of BCC and BH and has investment discretion over the securities owned by the Lion Fund.  By virtue of these relationships, BCC, BH and Sardar Biglari may be deemed to beneficially own the Shares owned directly by the Lion Fund.

Steak n Shake is a wholly-owned subsidiary of BH.  Sardar Biglari is the Chairman and Chief Executive Officer of each of Steak n Shake and BH and has investment discretion over the securities owned by Steak n Shake. By virtue of these relationships, BH and Sardar Biglari may be deemed to beneficially own the Shares owned directly by Steak n Shake.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BH and Steak n Shake.

(b)           The principal business address of each of BH, BCC, the Lion Fund, Steak n Shake and Sardar Biglari is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

(c)           The principal business of BH is a diversified holding company engaged in a number of diverse business activities.  The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes.  The principal business of BCC is serving as the general partner of the Lion Fund. The principal business of Steak n Shake is the ownership, operation, and franchising of Steak n Shake restaurants.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of BH, Steak n Shake and BCC.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 22410J106

(f)           Sardar Biglari is a citizen of the United States of America.  The citizenships of the persons listed on Schedule A annexed hereto are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,823,165 Shares owned directly by BH is approximately $185,389,271.  Such Shares were acquired with the working capital of BH (which may include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 140,100 Shares owned directly by the Lion Fund is approximately $6,062,885.  Such Shares were acquired with the working capital of the Lion Fund (which may include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 46,800 Shares owned directly by Steak n Shake is approximately $2,787,850.  Such Shares were acquired with the working capital of Steak n Shake (which may include margin loans made by brokerage firms in the ordinary course of business).

None of the persons listed on Schedule A annexed hereto currently beneficially own any Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a - e)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 23,237,163 Shares outstanding, which is the total number of Shares outstanding as of May 16, 2012, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended April 27, 2012, filed with the SEC on May 22, 2012.

As of the close of business on June 11, 2012, BH owned directly 3,823,165 Shares, constituting approximately 16.5% of the Shares outstanding.  By virtue of the relationships with BH discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares owned by BH.

As of the close of business on June 11, 2012, the Lion Fund owned directly 140,100 Shares, constituting approximately 0.6% of the Shares outstanding.  By virtue of the relationships with the Lion Fund discussed in further detail in Item 2, each of BCC, BH and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

As of the close of business on June 11, 2012, Steak n Shake owned directly 46,800 Shares, constituting approximately 0.2% of the Shares outstanding.  By virtue of the relationships with Steak n Shake discussed in further detail in Item 2, each of BH and Sardar Biglari may be deemed to beneficially own the Shares owned by Steak n Shake.

An aggregate of 4,010,065 Shares, constituting approximately 17.3% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Neither Sardar Biglari nor any person set forth on Schedule A annexed hereto directly owns any Shares as of the date hereof.

CUSIP NO. 22410J106

Schedule B annexed hereto lists all transactions in securities of the Issuer by (i) the Reporting Persons and (ii) each of the executive officers and directors of BH since the filing of Amendment No. 12 to the Schedule 13D and, in the case of Steak n Shake and its executive officers and directors, in the past 60 days.  All of such transactions were effected in the open market, unless otherwise noted.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by BH, Steak n Shake and the Lion Fund.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 11, 2012, BH, BCC, the Lion Fund, Steak n Shake and Sardar Biglari entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated June 11, 2012 by and among BH, BCC, the Lion Fund, Steak n Shake and Sardar Biglari.

CUSIP NO. 22410J106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 11, 2012
(Date)

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

STEAK N SHAKE OPERATIONS, INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

CUSIP NO. 22410J106

Schedule A

Directors and Executive Officers of Biglari Holdings Inc.

NAME AND POSITION WITH BH	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Philip L. Cooley, Vice Chairman of the Board	Retired Prassel Distinguished Professor of Business at Trinity University	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Kenneth R. Cooper, Director	Attorney	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Duane E. Geiger, Interim Chief Financial Officer and Vice President	Interim Chief Financial Officer and Vice President of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
William L. Johnson, Director	President and CEO of The Berean Group, LLC	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Bruce Lewis, Controller	Controller of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA
Dr. Ruth J. Person, Director	Chancellor and Professor of Management, University of Michigan-Flint	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA

Directors and Executive Officers of Steak n Shake
NAME AND POSITION WITH STEAK N SHAKE	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board and Chief Executive Officer	See Item 2	See Item 2	See Item 2
Duane E. Geiger, Chief Financial Officer, Vice President, Controller and Treasurer	Interim Chief Financial Officer and Vice President of BH	c/o Biglari Holdings Inc. 17802 IH 10 West Suite 400 San Antonio, Texas 78257	USA

CUSIP NO. 22410J106

Schedule B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 12 to the Schedule 13D

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

BIGLARI HOLDINGS INC.
Common Stock	7,300	$57.5196	05/04/2012
Common Stock	5,000	$57.8262	05/07/2012
Common Stock	15,000	$57.3957	05/08/2012

STEAK N SHAKE OPERATIONS, INC.
Common Stock	16,500	$59.6336	06/07/2012
Common Stock	2,200	$59.4591	06/08/2012
Common Stock	28,100	$59.5404	06/11/2012